Exhibit 99.3

Q2 2014 % Change Y/Y Total Revenues $141.2 million +7% Soda Maker Units 785,000 - 16% Flavor Units 9.3 million +9% CO 2 Refill Units 6.5 million +17% Net Income $9.2 million - 28% EPS* $ 0.4  - 2  % Financial Highlights Q2 2014 *Based on 21.3 million weighted shares outstanding in Q 2 2014 and 21.4 million weighted shares outstanding in Q 2 2013

Quarterly Revenue 2009 - 2014 (in $ Million) Quarterly Revenue Growth 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 141.2 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Soda Maker Unit Sales 2009 - 2014 (in thousands ) Quarterly Soda Maker Units Growth 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1 , 111 776 935 1 , 196 1,542 604 785 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Refill Unit Sales 2009 - 2014 (in millions) Quarterly CO 2 Refill Units Growth 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 6.5 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Flavor Unit Sales 2009 - 2014 (in millions) Quarterly Flavor Units Growth 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 9.3 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Fiscal 2014 Guidance Update Based on second quarter results and current projections for the remainder of the year, the Company is revising its outlook: • The Company now expects full year 2014 revenue to increase approximately 5 % over 2013 revenue of $ 562.7 million, . • The Company now expects full year 2014 EBITDA to increase approximately 5 % over 2013 EBITDA of $ 62.2 million. Excluding changes in foreign currency exchange rates compared to 2013 , the Company expects 2014 EBITDA to increase approximately 17 % over 2013 . • The Company now expects full year 2014 net income to decrease approximately 5 % over 2013 net income of $ 42.0 million .

Consolidated Statements of Operations Q2 - 2014 vs. Q1 - 2013 Consolidated Statements of Operations In thousands (other than per share amounts) For the six months ended For the three months ended June 30, June 30, 2013 2014 2013 2014 (Unaudited) (Unaudited) Revenue $ 250,029 $ 259,343 $ 132,390 $ 141,171 Cost of revenue 114,006 126,240 60,452 69,914 Gross profit 136,023 133,103 71,938 71,257 Operating expenses Sales and marketing 82,498 93,087 43,639 46,941 General and administrative 25,226 26,427 13,617 13,072 Total operating expenses 107,724 119,514 57,256 60,013 Operating income 28,299 13,589 14,682 11,244 Interest expense, net 154 333 129 286 Other financial expense, net 792 792 582 620 Total financial expense, net 946 1,125 711 906 Income before income taxes 27,353 12,464 13,971 10,338 Income tax expense 2,406 1,443 1,108 1,095 Net income for the period $ 24,947 $ 11,021 $ 12,863 $ 9,243 Net income per share Basic $ 1.20 $ 0.53 $ 0.62 $ 0.44 Diluted $ 1.17 $ 0.52 $ 0.60 $ 0.43 Weighted average number of shares Basic 20,719 20,933 20,756 20,958 Diluted 21,318 21,274 21,416 21,271

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